EXHIBIT 99.1

SEANERGY, BET AND MCS UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Accounting Treatment

The accompanying unaudited pro forma condensed consolidated financial statements give pro forma effect to (i) Seanergy's acquisition of a 50% ownership interest in BET, which was completed on August 12, 2009, and (ii) Seanergy's acquisition of a 51% ownership interest in MCS, which was completed on May 20, 2010. We control BET through our right to appoint a majority of the BET board of directors. The acquisitions were accounted for under the purchase method of accounting and accordingly, the net assets acquired have been recorded at their fair values.

Basis of Accounting — The consolidated financial statements have been prepared in accordance with U.S. GAAP.

The unaudited pro forma summary financial information is for illustrative purposes only. You should not rely on the unaudited pro forma condensed consolidated balance sheet as of 12/31/09 and the unaudited pro forma condensed statement of income for the year ended December 31, 2009 as being indicative of the historical financial position and results of income that would have been achieved had the business combination been consummated as of January 1, 2009.

The unaudited pro forma condensed statement of income for the year ended December 31, 2009 has been derived from (i) the audited (historical) statement of income of Seanergy and its subsidiaries for the year ended December 31, 2009; (ii) the unaudited statement of income of BET for the six months ended June 30, 2009 as converted to U.S. GAAP from IFRS; (iii) the unaudited statement of income of BET for the period from July 1, 2009 to August 12, 2009; and (iv) the unaudited statement of income of MCS for the year ended December 31, 2009 converted to U.S. GAAP from IFRS.  In addition, for MCS there are certain adjustments made to the pro forma balance sheet and income statement to reflect the disposals of eight vessels as of December 31, 2009 and for the year ended December 31, 2009, that were not part of the acquisition by Seanergy.

The pro forma adjustments primarily relate to the allocation of the purchase price, including adjusting assets and liabilities to fair value with related changes in depreciation and amortization expense.

Seanergy Maritime Holdings Corp. and Maritime Capital Shipping Limited
Unaudited Pro Forma Consolidated Balance Sheet
December 31, 2009

					Pro Forma Including Fair Value Adjustments
	Seanergy (1)	Maritime Capital Shipping	Pro forma adjustments for 8 Vessels disposed		Debit		Credit		Consolidation Adjustments for MCS		Total Pro Forma
ASSETS
Current assets
Cash and cash equivalents	63,607	18,784	(9,727)	(N1,N2)	2,900	(C7)	-		(33,000)	(E1)	42,564
Restricted cash	-	6,101	-		-		-		-		6,101
Trade accounts and other receivables	495	-	-		-		-		-		495
Inventories	1,126	658	(338)	(N2)	-		-		-		1,446
Due from related parties	265	-	-		-		-		-		265
Prepaid expenses	681	2,129	(1,059)	(N2)	-		-		-		1,751
Insurance claims	1,260	-			-		-		-		1,260
Other current assets	39	-			-		-		-		39
Total current assets	67,473	27,672	(11,124)		2,900		-		(33,000)		53,921

Vessels	444,820	456,608	(139,040)	(N1)			131,883	(C1)	-		630,505
Office equipment, net	20	180	-		-		-		-		200
Total fixed assets	444,840	456,788	(150,164)		-		131,883		-		630,705

Goodwill	17,275	-	-		-		-		-		17,275
Dry Docking	6,074	3,352	-		-		3,352	(C2)	-		6,074
Deferred Finance charges	2,610	2,329	(1,002)	(N1)	-		1,327	(C3)			2,610
Other non-current assets	180	-	-		-		-		-		180
TOTAL ASSETS	538,452	490,141	(151,166)		2,900		136,562		(33,000)		710,765

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	33,206	189,685	(141,961)	(N1)	28,100	(C7)	-		-		52,830
Trade accounts payable and accrued expenses	4,217	5,361	(2,204)	(N2)	-		-		-		7,374
Fair value of interest rate swap	3,556	10,190	(6,557)	(N1)	-		-		-		7,189
Amounts due to underwriter	19	-	-		-		-		-		19
Current tax liabilities		1,010	-		-			-		-	1,010
Deferred revenue – related party	894	-	-		-		-		-		894
Deferred revenue	246	2,309	(444)	(N2)	-		-		-		2,111
Total current liabilities	42,138	208,555	(151,166)		28,100		-		-		71,427

Long-term debt, excluding current portion	267,360	132,026		-	-		-		-		399,386
Financial instruments	1,550			-	-		-		-		1,550
Below market acquired time charters	585	-	-		-		-		-		585
Total liabilities	311,633	340,581	(151,166)		-		-		-		472,948

Shareholder’s equity
Common stock	3	198	-		198	(C4)			-		3
Additional paid-in capital	213,232	201,678	-		201,678	(C4)	43,998	(C4,C5)	(54,559)	(E1)	202,671
Revaluation reserve	-	(8,224)	-				8,224	(C4)	-		-
Retained earnings	(4,746)	(44,092)	-				44,092	(C4)	-		(4,746)
Noncontrolling interest	18,330	-	-		-		-		21,559	(E2)	39,889
Total shareholders’ equity	226,819	149,560	151,166		201,876		96,314		(33,000)		237,817
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	538,452	490,141	151,166		229,976		96,314		(33,000)		710,765

Pro Forma Adjustments and Eliminations (in thousands of U.S. dollars, except for share and per share data, unless otherwise stated):

(1)	Derived from the consolidated balance sheet of Seanergy Maritime Holdings Corp. and subsidiaries for the year ended December 31, 2009.

MCS Acquisition

(C1)
To record the vessels at their fair value as of the date of acquisition.  Due to US GAAP impairment methodology, the carrying value of the vessels under US GAAP reflected no impairment as of December 31, 2009.  As a result of the acquisition, the vessels were adjusted to fair value as of the acquisition date.

(C2)	To eliminate dry-docking costs that are included in the fair value of the vessels.
(C3)	To eliminate deferred finance costs that are included in the fair value of the debt.
(C4)           To eliminate common stock, prior APIC, retained earnings, reserves due to the acquisition.
(C5)
In May 2010, the Company issued 603,326,000 new fully paid shares for an aggregate subscription price of $31,000.  The cash raised from this issuance was used to pay down $28.1 million of debt.  The remaining $2.9 million is reflected as cash.

(E1)
Seanergy purchased 51% of the historical cost of MCS, totaling $22,439, from a signficant shareholder in May 2010 for $33 million.  The consideration paid above the historical cost was considered a deemed distribution to the significant shareholder of $10.6 million.

(E2)	To reflect NCI of 49% ownership in MCS

Note 1: Subsequent to December 31, 2009, Maritime Capital  Shipping disposed of eight vessels, the related debt and other assets and liabilities.   These transactions have been adjusted in the pro forma schedule to be able to better reflect the business acquired by Seanergy and the pro forma impact.

(N1)
During 2010, MCS entered into a settlement agreement with one of its lending banks.  Pursuant to the terms of that agreement, cash, one vessel and the shares of five vessel owning subsidiaries were transferred to the bank in full satisfaction of all debt obligations, including interest rate swaps.

In addition, two vessels were sold and delivered to their new owners during 2010.  The proceeds from these sales were used to pay down the existing debt.

(N2)         These adjustments reflect the other assets and other liabilities disposed of with the 8 vessels.

Seanergy Maritime Holdings Corp., Bulk Energy Transport (Holdings) Limited and Maritime Capital Shipping Limited
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2009

			Bulk Energy	Maritime Capital	Disposal of 8 vessels		Pro Forma Including Fair Value Adjustments and adj for the period 7/1-8/12/09				Total Pro
	Seanergy (G1)		Transport (G2)	Shipping			Debit		Credit		Forma
Revenues:
Vessel revenue – related party	83,903		17,481	-	-		-		4,720	(G3)	106,104
Vessel revenue – non-related party	6,340		-	87,427	(33,538	)(N1)	-		-		60,229
Commissions – related party	(2,226)		-	-	-		-		-		(2,226)
Commissions –non related party	(120)		-	-	-		-		-		(120)
Vessel revenue	87,897		17,481	87,427	(33,538)				4,720		163,987

Expenses:
Direct voyage expenses	(753)		(2,524)	-	-		639	(G3)	-		(3,916)
Vessel operating expenses	(16,222)		(5,592)	(17,313)	7,579	(N1)	1,195	(G3)			(32,743)
Voyage expenses – related party	(1,119)		-	-	-		-		-		(1,119)
Management fees – non related party	-		-	(1,044)	473	(N1)					(571)
Management fees - related party	(1,715)		(723)		-		168	(G3)	-		(2,606)
General and administration expenses	(5,928)		-	(2,524)	85	(N1)	27		-		(8,394)
General and administration expenses – related party	(742)		-	-	-		-		-		(742)
Depreciation	(26,812)		(10,550)	(25,735)	14,617	(N1)	763	(G3)	5,560	(G4)	(41,706)
									1,977	(D1)
Amortization of deferred dry-docking costs	(1,045)		(1,180)	(1,951)	1,166	(N1)	-		1,180	(G5)	(1,045)
									785	(D2)
Vessels’ impairment loss	-		-	(112,497)	112,497	(N2)	-		-		-
Gain from acquisition	6,813		-	-			-		-		6,813
Operating Income (Loss)	40,374		(3,088)	(73,637)	102,879		2,792		14,222		77,958

Other Expenses:
Interest and finance costs	(7,230)		(1,953)	(8,974)	3,410	(N1)	1,519	(G6)	178	(D4)	(16,457)
							369	(D3)
Interest and finance costs – shareholders	(386)		-	-	-		-		-		(386)
Interest income – money market funds	430		2,358	53	(12	)(N1)	-		212	(G3)	3,041
Loss on interest rate swaps	(1,575)		-	(8,356)	4,282	(N1)	-		-		(5,649)
Income tax	-		-	(359)	-		-		-		(359)
Foreign currency exchange gains (losses), net	(44)		-		-		-		7	(G3)	(37)
Other Income (Expense)	(8,805)		405	(17,636)	7,680		1,888		397		(19,847)

Net income (loss)	31,569		(2,683)	(91,273)	110,559		4,680		14,619		58,111

Less: Net Income/(Loss) Attributable to the Noncontrolling interest	1,517	(E1)	-		-		2,356	(E1)	10,697	(E1)	9,858

Net Income/(Loss) attributable to Seanergy	30,052		(2,683)	(91,273)	110,559		2,324		3,922		48,253

Net Income per common share
Basic	1.16										1.86
Diluted	1.00										1.58

Weighted average common shares outstanding (Note 8)
Basic	25,882,967										25,882,967
Diluted	30,529,281										30,529,281

Pro Forma Adjustments and Eliminations (in thousands of U.S. dollars, except for share and per share data, unless otherwise stated):

(G1)      Derived from the consolidated statement of income of Seanergy Maritime Holdings Corp. and subsidiaries for the year ended December 31, 2009.

BET Acquisition

(G2)         As reported under U.S. GAAP for the six months period ended June 30, 2009.
(G3)         Represents the additional revenue, operating and other expenses for the BET Vessels operating  from July 1, 2009 to August 12, 2009.
(G4)        Represents adjustments to the depreciation expense for BET operating from July 1, 2009 to August 12, 2009.
(G5)        To eliminate amortization of drydocking costs for BET.
(G6)        To adjust interest and finance costs and deferred financing costs for BET of $1,519, as if the increased margin and prepayment was effective from January 1, 2009.

MCS Acquisition

(D1)         To adjust depreciation expense based on the fair value of the vessels as of the date of acquisition.
(D2)         To eliminate the amortization of dry-docking costs.
(D3)	To adjust interest and finance costs, as if the increased margin was effective from January 1 , 2009.
(D4)	To eliminate amortization of deferred financing costs.

Note 1: Subsequent to December 31, 2009, Maritime Capital Shipping disposed of eight vessels, the related debt and other assets and liabilities.   These transactions have been adjusted in the pro forma schedule to be able to better reflect the business acquired by Seanergy and the pro forma impact.

(N1)	Reflects the operations of the 8 disposed vessels for the year ended December 31, 2009.

(N2)	For the year ended December 31, 2009, under US GAAP all impairment losses relate to the 8 disposed vessels.

(E1)        To reflect non controlling interest of 50% ownership in BET and 49% ownership in MCS.

Basic:	2009
Net income	$48,253

Weighted average of common shares outstanding — basic	25,882,967

Net income per common share-basic	$1.86
Diluted:
Net income	$48,253

Weighted average common shares outstanding	25,882,967
Effect of dilutive common stock equivalents	4,646,314
Pro forma weighted average number of common shares outstanding — diluted	30,529,281

Net income per common share-diluted	$1.58

Thus, as of December 31, 2009, securities that could potentially dilute basic EPS in the future that were included in the computation of diluted EPS as mentioned above are:

Convertible note – to related party	1,424,110
Contingently-issuable shares – earn-out	3,222,204
Total	4,646,314

Thus, as of December 31, 2009, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as mentioned above are:

Underwriters purchase options - common shares	1,000,000
Underwriters purchase options - warrants	1,000,000
Private warrants	16,016,667
Public warrants	22,968,000
Total	40,984,667

Maritime Capital Shipping Limited
Unaudited Consolidated Balance Sheet
Conversion From IFRS to US GAAP
December 31, 2009

	As Reported Under	Adjustments to Convert IFRS to US GAAP				As Presented Under
	IFRS	Debit		Credit		US GAAP

ASSETS
Current assets
Cash and cash equivalents	18,784	-		-		18,784
Restricted cash	6,101	-		-		6,101
Trade accounts and other receivables	2,129	-		-		2,129
Inventories	658	-		-		658
Total current assets	27,672	-		-		27,672

Property, plant & equipment	308,890	-		308,890	(A1)	-
Vessels, net	-	305,358	(A1)	-		456,608
		146,480	(A5)
		4,770	(A4)
Office equipment, net	-	180	(A1)	-		180
Drydocking	-	3,352	(A1)	-		3,352
Deferred Finance charges	-	2,329	(A3)	-		2,329
TOTAL ASSETS	336,562	462,469		308,890		490,141

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Long term borrowings	150,800	150,800	(A2)	-		-
Current portion of long-term debt	168,582	-		20,567 536	(A3) (A2)	189,685
Trade accounts and other payable	7,670	2,309	(A6)	-		5,361
Fair value of interest rate swap	10,190	-		-		10,190
Current Income Tax Liabilities	1,010	-				1,010
Deferred revenue	-	-		2,309	(A6)	2,309
Total current liabilities	338,252	153,109		23,412		208,555

Long-term debt, excluding current portion	-	20,567	(A2)	150,800	(A2)	132,026
				1,793	(A3)
Total liabilities	338,252	173,676		176,005		340,581

Shareholder's equity
Common stock, no par value	198	-		-		198
Additional paid-in capital	201,678	-		-		201,678
Reserves	(8,224)	-		-		(8,224)
Accumulated deficit	(195,342)	-		146,480	(A4)	(44,092)
				4,770	(A5)
Total shareholders' equity	(1,690)			151,250		149,560
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	336,562	173,676		327,255		490,141

Adjustments to Convert From IFRS to US GAAP (in thousands of U.S. dollars, unless otherwise noted):
(A1)	The reclassification of other fixed assets ($180) and dry-docking ($3,352) to align with Seanergy's presentation under US GAAP.
(A2)
The reclassification of borrowings back to long term from current liabilities due to waivers obtained subsequent to the balance sheet.  Under US GAAP, debt can continue to be classified as long term, as long as the waiver is obtained prior to the issuance of the financial statements.

(A3)	The reclassification of deferred finance expenses to other assets that under IFRS are considered a component of (contra to) debt.
(A4)	To adjust depreciation from 7/1 to 12/31/09 based on 30 years useful life in accordance with Seanergy's accounting policy under US GAAP, as adopted on July 1, 2009.
(A5)
To reverse the impairment loss recorded under IFRS calculated for the 9 vessels acquired by Seanergy.  US GAAP and IFRS utilize different methodologies for calculating the impairment loss.   Under US GAAP, if the undiscounted cash flows were used, there is less impairment loss.

(A6)	The reclassification of deferred revenue from Trade accounts and other payables to Deferred Revenue to align with Seanergy's presentation under US GAAP.

Maritime Capital Shipping Limited
Unaudited Consolidated Statement of Operations
Conversion From IFRS to US GAAP
For the year ended December 31, 2009

	As Reported Under	Adjustments to Convert IFRS to US GAAP				As Presented Under
	IFRS	Debit		Credit		US GAAP

Revenues from vessels	87,427	-		-		87,427
Commissions	-	-		-		-
Cost of services	(50,715)	-		32,358	(B1)	-
				18,357	(B1)
Vessel Revenue, net	36,712	-		50,715		87,427

Vessel operating expenses	-	18,357	(B1)	1,044	(B1)	(17,313)
Management fees	-	1,044	(B1)	-		(1,044)
Administrative expenses	(2,622)	-		98	(B1)	(2,524)
Depreciation of assets	-	32,358	(B1)	4,770	(B2)	(25,735)
		98	(B1)	1,951	(B4)
Amortization of deferred drydocking costs	-	1,951	(B4)	-		(1,951)
Impairment of assets	(258,977)	-		146,480	(B3)	(112,497)
Operating Income Loss	(224,887)	53,808		205,058		(73,637)

Finance costs	(17,330)	-		8,356	(B1)	(8,974)
Finance income	53	-		-		53
Loss on interest rate swaps	-	8,356	(B1)	-		(8,356)
Net Income Loss	(242,164)	62,164		213,414		(90,914)

Income tax expense	(359)	-		-		(359)
Net Income Loss	(242,523)	62,164		213,414		(91,273)

Adjustments to Convert From IFRS to US GAAP (in thousands of U.S. dollars, unless otherwise noted):

(B1)         Reclassification to align with presentation of Seanergy's financial statements presentation.
(B2)	To adjust depreciation from 7/1 to 12/31/09 based on 30 years useful life in accordance with Seanergy's US GAAP accounting policy, as adopted on July 1, 2009.
(B3)
To reverse the impairment loss recorded under IFRS calculated for the 9 vessels acquired by Seanergy.  US GAAP and IFRS utilize different methodologies for calculating impairment loss.   Under US GAAP, if the undiscounted cash flows were used, there is less impairment loss.

(B4)	To reclassify the amortization of dry docking that is considered a component of vessel depreciation under IFRS.